UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

GLOBAL DIGITAL SOLUTIONS, INC.
(Name of Issuer)

Common Stock and Warrants (exercisable into Common Stock)
(Title of Class of Securities)

37944K106
(CUSIP Number)

February 14, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	37944K106	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		GABRIEL DE LOS REYES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		New Jersey
NUMBER OF SHARES	5	SOLE VOTING POWER	7,250,000(1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER	7,250,000(1)
PERSON WITH:	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,250,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.3%(1)
12	TYPE OF REPORTING PERSON		IN

(1) Includes (i) 5,500,000 shares of common stock owned by Gabriel de los Reyes and (ii) 1,750,000 shares of common stock that Gabriel de los Reyes has the right to acquire pursuant to outstanding warrants that are fully vested and exercisable within 60 days of February 14, 2014.

CUSIP No .	37944K106	Page 3 of 6

Item 1(a).	Name of Issuer:

GLOBAL DIGITAL SOLUTIONS, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

777 South Flagler Drive, Suite 800 West
West Palm Beach, Florida 33401

Item 2(a).	Name of Person Filing:

GABRIEL DE LOS REYES

Item 2(b).	Address of Principal Business Office or, if None, Residence:

17795 SW 158 Street
Miami, Florida 33187

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock and Warrants (exercisable into Common Stock)

Item 2(e).	CUSIP Number:

37944K106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	37944K106	Page 4 of 6

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

7,250,000 (1)

(b)	Percent of class:

7.3% (1)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

7,250,000 (1)

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

7,250,000 (1)

(iv) Shared power to dispose or to direct the disposition of

(1) Includes (i) 5,500,000 shares of common stock owned by Gabriel de los Reyes and (ii) 1,750,000 shares of common stock that Gabriel de los Reyes has the right to acquire pursuant to outstanding warrants that are fully vested and exercisable within 60 days of February 14, 2014.

CUSIP No .	37944K106	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 15, 2014

*
GABRIEL DE LOS REYES

*By:	/s/ Maria Lourdes de los Reyes
Maria Lourdes de los Reyes, as Attorney-in-Fact

This Schedule 13G was executed by Maria Lourdes de los Reyes on behalf of Gabriel de los Reyes (who fell into a coma in February 2014 and died in March 2014 due to throat cancer) pursuant to a Durable Power of Attorney a copy of which is attached as Exhibit 1.

CUSIP No .	37944K106	Page 6 of 6

EXHIBIT 1

DURABLE POWER OF ATTORNEY

I, Gabriel de los Reyes, as of this July 9th, 2013, hereby appoint and empower my mother, Maria Lourdes de los Reyes, as my true and lawful attorney-in-fact (“my Agent”), to act for me and in my name and on my behalf to exercise the powers listed in this instrument. Except as otherwise provided in the Florida Power of Attorney Act (Fla. Stat. Ch. 709), my Agent may exercise these powers independently and without the approval of any court. My Agent, however, shall exercise all powers in a fiduciary capacity in good faith, as a prudent person would using reasonable care, skill, and caution.

Third Parties. Any third party to whom this power of attorney is presented may rely upon an affidavit by my Agent stating, to the best of my Agent’s knowledge and belief, that this power has not been revoked, that I am then living, and that no proceedings have been initiated to determine my incapacity. No third party relying on this power and that affidavit will be liable for any losses, damages, or claims caused by compliance with the action requested by my Agent, unless that third party has actual knowledge of my death or revocation of this power.

A THIRD PARTY WHO IMPROPERLY REFUSES TO ACCEPT THIS POWER OF ATTORNEY WILL BE LIABLE FOR DAMAGES, INCLUDING REASONABLE ATTORNEY’S FEES AND COSTS, INCURRED IN ANY ACTION OR PROCEEDING THAT CONFIRMS THE VALIDITY OF THIS POWER OF ATTORNEY.

Durable Power. This durable power of attorney will not be affected by my subsequent incapacity except as provided in Chapter 709 of the Florida Statutes. It is my specific intent that the power conferred on my Agent will be exercisable from the date of this instrument, notwithstanding my subsequent disability or incapacity, except as otherwise specifically provided by statute.

My Agent will have the following powers and duties:

GENERAL AUTHORITY

A.       To manage all assets and properties belonging to me or in which I have any interest, and to expend whatever funds my Agent deems proper for the preservation, maintenance, or improvement of those assets or properties.

B.      To exercise all powers even though my Agent may also be acting individually or on behalf of any other person or entity interested in the same matters (as more fully set forth in the Additional Provisions section).

C.      To seek on my behalf the assistance of a court or other governmental agency to carry out an act authorized in this power of attorney and to enforce the exercise of these powers granted to my Agent.

D.      To execute, acknowledge, seal, deliver, file, or record any instrument or communication the Agent considers desirable to accomplish a purpose of a transaction, including creating at any time a schedule listing some or all of my property and attaching it to the power of attorney.

E.      To exercise any authority reasonably necessary to give effect to an express grant of specific authority in this power of attorney.

F.      To the extent not limited under the law of the jurisdiction in which this power of attorney is presented, to take all other actions as may be necessary or appropriate for my personal well being and the management of my affairs, as fully and as effectively as if made or done by me personally.

****

In witness whereof I have executed this durable power of attorney as of the date first written above.

/s/ Gabriel de los Reyes
Gabriel de los Reyes